Exhibit 2
                                                                       ---------

                        [Letterhead of Latham & Watkins]

                                  June 14, 2002



VIA FACSIMILE AND U.S. MAIL
---------------------------

Board of Directors of York Research Corporation and
Robert C. Paladino, President and Chief Executive Officer
c/o Philip S. Olick, Esq.
Moses & Singer LLP
1301 Avenue of the Americas
New York, New York 10019-6076

           Re:  York Research Corporation
                -------------------------

Dear Directors and Messrs. Paladino and Olick:

We are writing to you on behalf of our client, Rumpere Capital Trading Partners, Ltd. ("Rumpere"). Rumpere is the beneficial owner of more than 5% of the common stock of York Research Corporation (the "Company"). We have reviewed the press release that was issued by the Company on June 7, 2002, announcing the Company's agreement (the "Agreement") -- apparently dated June 5, 2002 -- with holders of York Power Funding (Cayman) Limited's $150,000,000 12% Senior Secured Bonds due October 30, 2007 (the "Bonds") and the commencement of a bankruptcy case under chapter 11 of the Bankruptcy Code.

First, we are shocked and outraged by the contents of the press release. To the extent that the Agreement is premised on the notion that shareholders will sit quietly on the sidelines while valuable assets are stripped from the Company and handed over to Bondholders, the Agreement and such notion are hopelessly flawed.

Second, if the Company has any other plans to destroy the value of its assets or capitulate to any other Bondholder demands, it should put them all on the table now and lift the shroud of secrecy that has characterized the Company's dealings with my client.

As you are well aware, our client has attempted on many occasions to open a line of communication with the Company's management over the course of the past year. Our client's offers of assistance and expertise were rebuffed by the Company, which insisted on pursuing solely one course of action -- continued negotiations with the Bondholders. Even though, as detailed below, the Company had alternatives and potentially lucrative courses of action open to it that would have preserved the Company's value and assets as a going-concern, it either rejected or neglected these opportunities, pursuing instead negotiations with the Bondholders. Particularly galling to us is that, during this time, our client expressed grave concerns about the Company's financial future and the course of the negotiations with the Bondholders, but was continually assured that those concerns were being addressed. Only within recent days was our client alerted to the real facts of the situation, when the Company was on the brink of a bankruptcy filing.

Third, our client demands an explanation from the Company's management and the board of directors (the "Board") as to why the Company failed to pursue, or even discuss the terms of, a proposed recapitalization of the Company. We understand from third-party sources that, in April 2002, a prominent firm in the industry proposed a recapitalization of the Company (the "Proposal") which would have resulted in the Company continuing as a going-concern. As we understand the Proposal, among other things, this firm offered to be a plan proponent with the Company, advance the Company working capital funds, provide postpetition financing, reinstate the Bonds, and, upon approval of a plan, make a sizable investment. Further, our client understands and believes (as do many others) that there are a number of investment entities interested in pursuing transactions at the independent power project sector level of the Company.

Since the Company has now entered into the Agreement with the Bondholders and filed for bankruptcy, apparently the Proposal was rejected. As I noted above, despite repeated requests to be included in the Company's discussions with the Bondholders, neither our client nor any other shareholder was present when the Company made its decision to reject the Proposal. We are at a loss to explain why the Company did not handle this Proposal appropriately. Our client has reason to believe that the Proposal represented a real and viable opportunity for the Company to retain its assets and maximize value for both creditors and shareholders. At the very least, the Proposal should have been given a complete and thorough vetting by senior management of the Company and the Board. Rumpere submits and has reason to believe that the process, if any, used by management of the Company in evaluating the Proposal was flawed and the Proposal was cast out prematurely. Furthermore, we note that our client did not hear about the Proposal until well after it was rejected and heard only from third-party sources. Rumpere hereby registers its protest with respect to the Company's outright and seemingly baseless rejection of the Proposal.

The Company's chapter 11 pleadings filed to date indicate that the Company has at least ten projects at different stages of development. Rumpere believes that a well capitalized Company can successfully build an attractive portfolio of generation assets and maximize value over time. We can only speculate as to why the Company abandoned the Proposal which would have furthered these goals. One possible explanation is that all or some of the decision makers in this process had a pecuniary or other interest in the outcome that was different from that of maximizing value. Our inability to reconcile recent developments with common business sense have left us speculating about the possibility that the Company's decision may have been influenced by its negotiations with the Bondholders. We do not have answers to these questions and concerns. While we expect to receive a written response from you or representatives of the Company and the Board that addresses these matters, only fully bringing Rumpere and other shareholders into the decision-making process going-forward will address our concerns.

Finally, Rumpere has made a major investment in the Company. The members of the Board owe a fiduciary duty to Rumpere as a shareholder. Our client had hoped, and continues to hope, that all members of the Company's capital structure may participate in restructuring discussions. The Company and the Board (either of their own volition or while under the pervasive influence of the Bondholders) have struck an Agreement to use chapter 11 to deprive the Company and shareholders of value. In so doing, the Board has violated its fiduciary duties to shareholders. As the chapter 11 case progresses, it undoubtedly will become incumbent upon the Board to attempt to strike a balance between the Company's creditors and shareholders. For this reason, Rumpere believes that it is imperative that the interests of shareholders, such as Rumpere, be directly represented in any discussions with Bondholders concerning the Company's future. Please consider this letter to be our client's formal request to participate in any future discussions or negotiations. We trust that the Board will be guided by its fiduciary duties accordingly.

If our client in not brought into the chapter 11 process, it will likely result in extensive and time consuming litigation which will delay the reorganization of the Company. The Company should wish to avoid this delay so that it may emerge from bankruptcy quickly. Moreover, we believe that given the Company's past actions and the Board's violation of its fiduciary duties, any objections or other pleadings addressed to the Bankruptcy Court by a shareholder will be taken very seriously by the Bankruptcy Court. Even if the Company is ultimately successful in its efforts to push through the Agreement and manages to confirm a plan, the actual value of the Company and creditors' recovery would be diminished due to the delayed emergence from chapter 11 and litigation costs.

You are hereby advised that Rumpere intends to take all steps necessary and appropriate to ensure that it becomes part of the chapter 11 process, is involved in restructuring negotiations, and exercises all of its rights and remedies. I also request that, in the meantime, the Company provide me with copies of any documents or other information that sets forth the Company's current financial position and, in addition, its analysis concerning the Proposal.* It would assist us immensely in attempting to fathom the reasons behind the Company's recent actions.

--------
* In that regard, please advise the Company's officers, directors and representative not to destroy any documents related to the Company's discussions with Bondholders, the Proposal, the Agreement, the decision-making process related thereto and the chapter 11 filing.

If you care to discuss any of the matters I have raised in this letter, I can be reached at the number listed above.

                                        Sincerely,

                                        /s/ Robert J. Rosenberg

                                        Robert J. Rosenberg
                                        of LATHAM & WATKINS